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                                                                EXHIBIT 9(a)(13)


Feb. 4, 1998                                 CONTACT: Randy Wheeless
                                             Office:  704/382-8379
                                             24-Hour: 704/594-0681


                 DUKE ENERGY CORP. CONCLUDES TENDER OFFER FOR
                            PREFERRED STOCK ISSUE

CHARLOTTE, N.C. -- Duke Energy Corp. today announced that its tender offer to purchase for cash its 6.375% Preferred Stock A, 1993 Series (CUSIP No. 264399635) expired at midnight EST on Tuesday, Feb. 3, 1998, as scheduled.

In accordance with the terms of the offer, the corporation will purchase the approximately 1,138,043 shares properly tendered, subject to the provisions of the tender offer. Payment for the shares is expected to be made as promptly as practicable.

Duke Energy Corporation (NYSE:DUK) is a global energy company with more than $20 billion in assets. Duke Energy companies provide electric service to approximately 2 million customers; operate pipelines that deliver 12 percent of the natural gas consumed in the United States; and are leading marketers of electricity, natural gas and natural gas liquids. Globally the companies develop, own and operate energy facilities and provide engineering, management, operating and environmental services. Contact Duke Energy on the World Wide Web at http://www.duke-energy.com.

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